Exhibit 99.3

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Reports First Quarter Financial Results

Toronto: May 9, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) reports financial results for the three months ended March 31, 2013. All amounts are in U.S. dollars. The Company will host a conference call on Friday, May 10, 2013 beginning at 8:30 a.m. Eastern Time (details below).

Financial Highlights

For the first quarter, the Company reported the following results:

  Revenues of $64.9 million

  Net earnings of $18.3 million, or $0.07 per share
  Adjusted net earnings(1) of $10.9 million, or $0.04 per share
  Production of 46,170 gold ounces(2)
  Cash costs of $635 per gold ounce(1)
  All-in cash costs of $985 per gold ounce(3)
  Operating cash flow before changes in working capital(1) of $20.1 million, or $0.08 per share
Recent Highlights
  Reaming of the second leg of the Young-Davidson shaft was completed in mid-April. The shaft now extends 900m from surface, providing vertical access to approximately 1.8 million ounces, or 50% of reserve ounces, the focus of the next 8 years of production. Construction activities continue to focus on the crushing and mid-shaft loading pocket infrastructure in preparation for commissioning during the third quarter.
  Commissioning of the MCM shaft at the Young-Davidson mine was completed in mid-February. The MCM shaft is currently being used to hoist waste to surface, which reduces congestion in the ramp system and improves overall productivities in the underground mine.
  Follow-up drilling on the three new areas of mineralization identified at El Chanate as part of the 2012 program has begun with one drill currently on site. These areas are all located along trend of the open pit and could increase resources and mine life.
  The Company’s inaugural quarterly dividend of $0.04 per share was paid on April 18, 2013. In 2013, the Company will pay a dividend of $0.16 per share (payable quarterly) and subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

“We delivered another quarter of solid results, paid our first quarterly dividend and reported continued progress at the Young-Davidson mine. With the reaming of the second leg of the shaft completed in mid-April, we are well positioned for the targeted commissioning of the mid-shaft hoisting facility during the third quarter,” stated Scott Perry, President and Chief Executive Officer. He continued, “The Company’s strategy of divesting non-core, high cost assets in 2012 has established a peer leading balance sheet and a fully funded growth profile. In addition, the divestments have resulted in a significant reduction in G&A as well as the elimination of significant capital investment obligations associated with the divested assets. Going forward, we will continue to focus on delivering quality organic production growth that drives margins and free cash flow generation.”

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	Includes 7,729 pre-production gold ounces produced at Young-Davidson during the three months ended March 31, 2013
(3)

The final definition of all-in costs is expected to be finalized by the World Gold Council later this year, which will provide additional clarity on the treatment of certain costs. At that time, if required, AuRico will amend its current reporting and will provide quarterly and year-to-date all-in costs that conform to the official standard. See the discussion of All-in Cash Costs below.

TSX: AUQ / NYSE: AUQ

Operational Highlights - Continuing Operations

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Gold ounces produced	20,552	-	17,889	19,093	38,441	19,093
Pre-production gold ounces produced(3)	7,729	-	-	-	7,729	-
Total gold ounces produced	28,281	-	17,889	19,093	46,170	19,093
Total cash costs per gold ounce(1)(2)(3)	$694	-	$563	$416	$635	$416
Revenue from mining operations	$36,765	-	$28,120	$33,273	$64,885	$33,273
Average realized gold price per ounce	$1,630	-	$1,622	$1,723	$1,627	$1,723

Financial Highlights - Continuing Operations

(in thousands, except per share amounts)	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012(2)
Adjusted net earnings(1)	$10,897	$10,090
Adjusted net earnings per share, basic(1)	$0.04	$0.04
Net earnings / (loss)	$18,274	($13,598)
Net earnings / (loss) per share, basic	$0.07	($0.05)
Adjusted operating cash flow(1)	$20,122	$5,878

(1)	See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.
(3)	The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

TSX: AUQ / NYSE: AUQ

Adjusted Net Earnings Reconciliation

(in thousands, except per share metrics)	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Net earnings / (loss) from continuing operations	$18,274	($13,598)
Adjustments:
Unrealized foreign exchange (gain)/loss	(936)	9,822
(Gain) / loss on option component of convertible notes	(6,869)	13,802
Unrealized gain on derivatives	(2,194)	(297)
Unrealized loss on contingent consideration	2,789	-
Other	(167)	361
Adjusted net earnings from continuing operations	$10,897	$10,090
Adjusted net earnings from continuing operations, per share	$0.04	$0.04

Net earnings from discontinued operations	-	$14,813
Adjustments:
Unrealized foreign exchange loss	-	9,917
Impairment of Australian Operations	-	22,857
Adjusted net earnings from discontinued operations	-	$47,587
Adjusted net earnings from discontinued operations, per share	-	$0.17

Adjusted net earnings	$10,897	$57,677
Adjusted net earnings, per share	$0.04	$0.20

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Operating cash flow from continuing operations	$13,099	$10,470
Add back: Non-cash change in operating working capital	7,023	(4,592)
Adjusted operating cash flow from continuing operations	$20,122	$5,878
Adjusted operating cash flow from continuing operations, per share	$0.08	$0.02

All-in Cash Costs

All-in cash costs of $985 per ounce reported for the quarter are currently below full year guidance levels due to the timing of certain exploration and capital expenditures. The Company expects annual all-in cash costs to be within the previously disclosed full year guidance range of $1,100 to $1,200 per ounce.

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, all-in cash costs, adjusted operating cash flow and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and net free cash flow are reconciled to the Company’s financial statements beginning on page 15 of the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2013.

TSX: AUQ / NYSE: AUQ

All-in cash costs include production cash costs, corporate general and administrative expense (excluding noncash share-based compensation), capitalized exploration costs, reclamation cost accretion, care and maintenance costs, and sustaining capital expenditures. Sustaining capital is defined as capital expenditures required to maintain current levels of production, and excludes all expenditures at the Company’s sites that are deemed expansionary in nature.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables.

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

First Quarter Conference Call and Webcast

A webcast and conference call will be held on Friday, May 10, 2013 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:
•	International & Toronto:	1-647-427-7450
•	Canada & U.S. Toll Free:	1-888-231-8191

When the Operator answers, please ask to be placed into the AuRico Gold First Quarter Results Conference Call.

Conference Call Live Webcast:
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link:
http://www.newswire.ca/en/webcast/detail/1143693/1248411

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, May 20, 2013 by dialing the appropriate number below:

•	International & Toronto:	1-416-849-0833	Passcode:	#35695979
•	Canada & U.S. Toll Free:	1-855-859-2056	Passcode:	#35695979

Archive Webcast:
The webcast will be archived for 90 days. To access the archived webcast, visit the Company’s website at www.auricogold.com or follow this link:
http://www.newswire.ca/en/webcast/detail/1143693/1248411

TSX: AUQ / NYSE: AUQ

Annual General and Special Meeting

AuRico Gold’s 2013 Annual General and Special Meeting for shareholders will be held on Monday, May 13, 2013 at 10:00 a.m. Eastern Time, at One King West Hotel (Melinda Room) on 1 King Street West in Toronto.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse	Anne Day
Chief Financial Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This presentation uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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